Exhibit (a)(16)

NEW FRONTIER MEDIA, INC.

NOTICE OF STOCK OPTION CANCELLATION

You are a holder of an outstanding stock option (the “Option”) to purchase shares of common stock of New Frontier Media, Inc. (the “Company”).  The option was previously granted to you under one of the following equity incentive plans of the Company: 1998 Incentive Stock Plan, 1999 Incentive Stock Plan, Millennium Incentive Stock Option Plan, 2001 Incentive Stock Plan, 2007 Incentive Stock Plan, 2010 Incentive Stock Plan (each, a “Plan” and collectively, the “Plans”).

Pursuant to the Agreement and Plan of Merger entered into on October 15, 2012 (the “Merger Agreement”) by and among LFP Broadcasting, LLC, Flynt Broadcast, Inc., and the Company, and as expressly contemplated and permitted under each of the Plans of the Company in the context of a merger transaction, at the Effective Time (as defined in the Merger Agreement) of the merger contemplated by the Merger Agreement (the “Merger”), each Option to acquire shares of the Company’s common stock that is outstanding and unexercised immediately prior to the Effective Time, whether or not vested or exercisable, will be cancelled and converted into the right to receive a cash payment, without interest, in an amount equal to the excess, if any, of the common stock share value, as determined in accordance with the Merger Agreement, over the exercise price per share as reflected in your agreement governing your Option.  In the event, however, that, at the Effective Time of the Merger the exercise price per share as reflected in your agreement governing your stock Option is equal to or greater than the per share value of the common stock as determined in accordance with the Merger Agreement, your stock Option will, pursuant to the Merger Agreement and in accordance with the applicable Plan and award agreement governing your Option, be automatically cancelled without consideration and have no further force or effect.

Accordingly, and in either instance as described above, as of the Effective Time of the Merger your stock Option will be immediately and automatically terminated in connection with the Merger and your stock Option will thereafter be of no further force or effect.

If you are entitled to a cash payment for your stock Option because the exercise price per share as reflected in the agreement governing your stock Option is at the Effective Time less than the per share value of the common stock as determined in accordance with the Merger Agreement, you will receive payment promptly after the completion of the Merger.  No further action is required with respect to your stock Option.

This document is a notice only of the effect that the Merger will have on your Option under the Merger Agreement and the Plan and related award agreement governing your Option.  Again, no further action is required by you with respect to your stock Option, regardless of whether you will be eligible to receive a cash payment for your stock Option after the Merger Agreement.

Please feel free to contact Grant Williams at (303) 444-0900 x2185 if you have any questions regarding these matters.

Notice to Investors

This notice is neither an offer to purchase nor a solicitation of an offer to sell any securities. The solicitation and the offer to buy Shares of the Company is being made pursuant to an offer to purchase and related materials that LFP Broadcasting, LLC and Flynt Broadcast, Inc. have filed with the SEC. LFP Broadcasting, LLC and Flynt Broadcast, Inc. have filed a tender offer statement on Schedule TO with the SEC, and the Company has filed a solicitation/recommendation statement on Schedule 14D-9 with respect to the offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement contain important information that should be read carefully and considered before any decision is made with respect to the tender offer. These materials are being sent free of charge to all shareholders of the Company. In addition, all of these materials (and all other materials filed by the Company with the SEC) are available at no charge from the SEC through its website at www.sec.gov.  Free copies of the offer to purchase, the related letter of transmittal and certain other offering documents are also available by contacting Innisfree M&A Incorporated, 501 Madison Avenue, 20th Floor, New York, New York 10022 (for information by telephone: Banks and Brokers Call Collect: (212) 750-5833; All Others Call Toll-Free: (888) 750-5834). In addition, shareholders will be able to obtain a free copy of these documents from the Company by contacting Marc Callipari, Chief Legal Officer, New Frontier Media, Inc., 6000 Spine Road, Suite 100, Boulder, Colorado 80301, (303) 444-0900; mcallipari@noof.com.